Replacement of Representative Juristic-Person Director Date of events: 2014/01/28 Contents:

1.	Date of occurrence of the change: 2014/01/28

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.	Name and resume of the replaced person: Yen-Sung Lee, Chairman of Chunghwa Telecom Co.,

Ltd

4.	Name and resume of the replacement: Rick L. Tsai, Chairman of Chunghwa Telecom Co., Ltd

5.	Reason for the change: In accordance with the provisions set forth in Paragraph 3, Article 27 of the

Company Act.

6.	Original term (from __________ to __________ ):2013/06/25 ~ 2016/06/24

7.	Effective date of the new appointment: 2014/01/28

8.	Any other matters that need to be specified: None